UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                                  FORM 4

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

( ) Check this box if no longer subject to section 16.
    Form 4 or Form 5 obligations may continue. See Instructions 1(b).

1. Name and Address of Reporting Person
   Kent E. Searl
   1401 Walnut Street, Suite 540
   Boulder, Colorado  80302

2. Issuer Name and Ticker or Trading Symbol
   Pro-Dex, Inc./ PDEX

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   October/1998

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below)
   ( ) Other (specify below)
   Chairman/CEO/Acting President

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person


______________________________________________________________________________
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
______________________________________________________________________________
1.Title of Security  |2.Trans-|3.Trans-|4.Securities Acquired (A)  |5.Amount of
(Instruction 3)      |action  |action  |or Disposed of (D)         |Securities
                     |Date    |Code    |(Instr. 3, 4, and 5)       |Beneficially
                     |        |(Instr. |                           |Owned at
                     |(Month/ | 8)     |                           |End of Month
                     | Day/   |________|___________________________|(Instr.
                     | Year)  |Code| V | Amount |(A)or(D)| Price   | 3 & 4)
_____________________|________|____|___|________|________|_________|____________
Pro-Dex Common Stock |10/02/98|    | P |  200   |   A    | $300.00 |
_____________________|________|____|___|________|________|_________|____________
Pro-Dex Common Stock |10/02/98|    | P |  100   |   A    | $143.75 |
_____________________|________|____|___|________|________|_________|____________
Pro-Dex Common Stock |10/15/98|    | P |  100   |   A    | $131.25 |
_____________________|________|____|___|________|________|_________|____________
Pro-Dex Common Stock |10/23/98|    | P |  100   |   A    | $150.00 | 407,200
_____________________|________|____|___|________|________|_________|____________
____________________________________________________________
6.Ownership Form:   |7.Nature of
  Direct (D) or     |  Indirect Beneficial
  Indirect (I)      |  Ownership
  (Instr. 4)        |  (Instr. 4)
____________________|_______________________________________
                    |
____________________|_______________________________________
                    |
____________________|_______________________________________
                    |
____________________|_______________________________________
         D          |
____________________|_______________________________________
________________________________________________________________________________
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
           (e.g., puts, calls, warrants, options, convertible securites)
________________________________________________________________________________
1.Title of Derivative|2.Con-  |3.Trans-|4.Trans-|5.Number of|6.Date  |7.Title
Security (Instr. 3)  |version |action  |action  |Derivative |Exer-   |and
                     |or Exer-|Date    |Code    |Securities |cisable |amount of
                     |cise    |(Month/ |(Instr. |Acquired(A)|and Ex- |Underlying
                     |Price of| Day/   | 8)     |or Disposed|piration|Securities
                     |Deriva- | Year)  |        |of (D)     |Date    |(Instr.
                     |tive    |        |        |(Instr. 3, |(Month/ | 4)
                     |Security|        |        | 4, and 5) | Day/   |
                     |        |        |________|___________| Year)  |
                     |        |        |Code| V | (A) | (D) |        |
_____________________|________|________|____|___|_____|_____|________|__________
Option  to Acquire   |  2.13  |11/21/95| A  |   |     |     |11/21/95| Common/
Common Stock*        |        |        |    |   |     |     |11/21/05| 100,000
_____________________|________|________|____|___|_____|_____|________|__________
Option  to Acquire   |  2.50  |04/07/95| A  |   |     |     |04/07/95| Common/
Common Stock*        |        |        |    |   |     |     |04/07/05| 50,000
_____________________|________|________|____|___|_____|_____|________|__________
Option  to Acquire   |  2.435 |05/25/94| A  |   |     |     |5/25/94-| Common/
Common Stock*        |        |        |    |   |     |     |5/25/04 | 2,051
_____________________|________|________|____|___|_____|_____|________|__________
Option  to Acquire   |  1.75  |12/31/93| A  |   |     |     |12/31/93| Common/
Common Stock*        |        |        |    |   |     |     |12/31/03| 50,000
_____________________|________|________|____|___|_____|_____|________|__________
Series A Convertible |        |        |    |   |     |     |        |
Preferred Stock**    |        |        |    |   |     |     |   **   | 58,229
_____________________|________|________|____|___|_____|_____|________|__________
Series A Convertible |        |        |    |   |     |     |        |
Preferred Stock**    |        |        |    |   |     |     |   **   | 19,900
_____________________|________|________|____|___|_____|_____|________|__________
__________________________________________________________
8.Price of |9.Number of  |10.Ownership Form |11.Nature of
Derivative |Derivative   |of Derivative     |Indirect
Security   |Securities,  |Security:         |Beneficial
(Instr. 5) |Beneficially |Direct (D) or     |Ownership
           |Owned at End |Indirect (I)      |(Instr. 4)
           |of Month     |(Instr. 4)        |
           |(Instr. 4)   |                  |
___________|_____________|__________________|_____________
   2.13    |             |        D         |
___________|_____________|__________________|_____________
   2.50    |             |        D         |
___________|_____________|__________________|_____________
   2.435   |             |        D         |
___________|_____________|__________________|_____________
   1.75    |  202,151    |        D         |
___________|_____________|__________________|_____________
           |   58,229    |        I         | By PSA, Inc.
___________|_____________|__________________|_____________
           |   19,900    |        D         |
___________|_____________|__________________|_____________

Explanation of Responses:

* The options will expire, if not exercised, 90 days after the optionee ceases as a Director.

** Convertible share for share at any time at the option of the holder.

SIGNATURE OR REPORTING PERSON
/s/ Kent E. Searl

November 10, 1998


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